200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200 Dir Fax. 312 660-0478

September 29, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Kathleen Collins
Kari Jin

	Re:	Smurfit Kappa Funding PLC
Form 20-F for Fiscal Year ended December 31, 2005 filed May 1, 2006
Forms 6-K filed May 31, 2006 and August 30, 2006

Ladies and Gentlemen:

On behalf of Smurfit Kappa Funding PLC, a public limited company incorporated under the laws of Ireland (the “Company”), please find below the Company’s responses to the comment letter to Gary W. McGann, dated September 8, 2006, from the Staff of the Commission, regarding the Company’s Form 20-F for the year ended December 31, 2005 (the “Form 20-F”) and the Company’s Forms 6-K filed May 31, 2006 and August 30, 2006.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 20-F.

General

1.                                       We note your use of non-GAAP measures throughout your Form 20-F and your Forms 6-K.  Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•                  In your Form 20-F and your forms 6-K where you include non-GAAP financial measures, (e.g. EBITDA, free cash flow, etc.) tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures;

•                  the economic substance behind management’s decision to use such a measure;

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since most of these measures appear to be used to evaluate performance.  It is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.  For example, it is unclear why excluding stock compensation expense is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

•                  We note your use of the non-GAAP measure, “free cash flow”.  Tell us whether management believes that “free cash flows” are a measure of performance or a measure of liquidity.  Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following information in your disclosures: (1) the reasons for its usefulness, (2) its limitations when used as a non-GAAP measure, (3) a clear description of its calculation and (4) the necessary reconciliation to its most directly comparable GAAP financial measure.

•                  We further note that your calculation of “EBITDA before exceptional items” is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K.  Your use of EBITDA as a performance measure excludes a number of recurring items.  Please explain why you have adjusted for “equity minority interest and shares of associates income” and reorganization and restructuring costs and stock compensation expense in your computation of EBITDA.  Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining to label this non-GAAP measure as EBITDA.

Response: The Company has considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP

Financial Measures.  The Company’s response to each of the matters raised in the Staff’s three bulleted comments is as follows:

•                  The Company will revise its explanatory footnote for EBITDA in all future filings to include additional disclosures.  These proposed disclosures are set forth below:

EBITDA represents “operating income subsidiaries—continuing” plus “income on sale of operations subsidiaries—continuing” plus “depreciation, depletion and amortization” less “other financial expense”.  EBITDA is included in this report because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures.  Management believes EBITDA provides useful information to investors because it is frequently used by securities analysts, lenders and others in their evaluation of companies.  In addition, management believes that EBITDA provides a transparent measure of our recurring performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance.  For this reason, EBITDA is the measure we use to assess performance for purposes of determining compensation under our stock compensation plan.

You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity.  We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  Our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity, due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business.  For these reasons, we rely primarily on our Irish GAAP operating results and use EBITDA only supplementally.  Investors should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under Irish GAAP or U.S. GAAP.

•                  The Company uses the non-GAAP financial measure of “free cash flow” as a measure of operating performance and profitability associated with EBITDA.   The Company believes that this financial measure is important to help it monitor and communicate to investors the Company’s efforts as it shows the cash inflows and outflows from its operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities.  The format of this simplified cash flow statement was developed in response to comments received from the users of the Company’s financial statements, primarily lenders and analysts, who stated that the Irish GAAP cash flow statement included in the Company’s financial statements was not user friendly and did not match the models they used for investment decisions.  The Company defines free cash flow as income before tax adding back non cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition the Company adjusts for refinancing costs expensed to enable it to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, the Company adjusts for the gain or loss on the disposal of businesses to enable it to show the total sale proceeds in the financing section of the cash flow statement.  The Company notes that this measure does not have a uniform definition, and the Company therefore will include this definition and will provide a schedule reconciling free cash flow to the most closely related GAAP measure in all future filings.  The Company will also note that free cash flow is not to be considered in isolation or as a substitute for cash flow from operating activities and that it may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.

•                  The Company will revise its definition and presentation of “EBITDA before exceptional items” and related explanatory footnotes in all future filings to use the title “Adjusted EBITDA.”  The Company uses Adjusted EBITDA as a measure of its core operating performance.  The Company believes that equity minority interest and shares of associates income are incidental to, but not reflective of, the Company’s core operating performance and that it is appropriate to exclude charges related to equity minority interest and shares of associates income. While recognizing its limitations, the Company believes that EBITDA is used as an indicator of income generated in the form of cash.  The Company’s cash flow statements recognize the cash flows of the Company and its subsidiaries on the basis of control of their operating and financial policy and as such do not include the cash flows of its associates.  Cash flows relating to associates income and minority share of subsidiary income are generally recognized in the form of dividends received or paid respectively. In order to maintain comparability and consistency between the cash flow statements and EBITDA the Company believes it is appropriate to exclude income from associates and equity minority interests from EBITDA.  The Company believes that it is appropriate to exclude reorganization and restructuring costs from its Adjusted EBITDA because they are not reflective of the Company’s continuing business operations.  These charges and income have occurred as a result of the Company’s recent structural changes, including:

•                  The take private transaction and spin off in 2002;

•                  Asset disposals following the take private transaction;

•                  The acquisition SSCC’s European assets and disposal of Smurfit MBI in 2003;

•                  The disposal of the Munksjö Specialty Papers and Munksjö Tissue in 2004/5; and

•                  The acquisition of Kappa Packaging in 2005.

These transactions result from the Company’s efforts to restructure, refocus and reorganize the Company’s business.  One of the drivers for these significant structural changes was the need to reduce overall costs in the context of the highly competitive and volatile markets in which the Company operates. To reorganize and restructure its businesses the Company must incur costs which the Company does not expect to recur.  However, Irish GAAP does not generally permit accrual of these costs in advance but requires them to be expensed when they are actually incurred.  This has the effect of spreading the costs over a number of reporting periods.  Reorganization and restructuring are not expected to recur once the integration programs are completed.  Irish GAAP also requires that these costs should be separately identified on the face of the statement of operations.  Exclusion of these costs in arriving at Adjusted EBITDA is useful to investors in determining the performance of the Company’s continuing business and to monitor progress of the integration of the recently acquired operations.  Finally, the Company believes that it is appropriate to exclude stock compensation expense in its computation of Adjusted EBITDA because it is a non-cash expense and is required to be excluded from the EBITDA calculation used for the Company’s borrowing covenants. As a highly levered Company it is particularly relevant to the users of the Company’s financial statements.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15.  Controls and Procedures, page 89

2.                                       We note your definition of “disclosure controls and procedures” included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information to be disclosed by the issuer in the reports that it files or submits under the Act … is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer … is accumulated and communicated to the issuer’s management … as appropriate to allow timely decisions regarding required disclosure.”  Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section.  Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your future fillings.

Response:  The Company confirms that its disclosure controls and procedures are designed as defined in Rule 13a-15(e) and that its CEO and CFO reached their conclusions as to the effectiveness of the Company’s disclosure controls and procedures based upon the definition in Rule 13a-15(e). The Company will take the Staff’s comment into consideration in preparing its future Item 15(a) disclosure and will refer to the definition included in Rule 13a-15(e) of the Exchange Act.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232 or Janette McMahan at (312) 861-2110.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:           Gary W. McGann
                Ian J. Curley